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                                ROPES & GRAY LLP
                                  METRO CENTER
                               700 12TH STREET NW
                                   SUITE 900
                               WASHINGTON DC 20005

                   WRITER'S DIRECT DIAL NUMBER: (202) 508-4667

                                 April 27, 2007

VIA EDGAR

Mr. Sonny Oh
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Washington, D.C. 20549-0504

Re: REGISTRANT:  BB&T Variable Insurance Funds
    FILE NOS.:   333-121205 and 811-21682
    FILING TYPE: Post-Effective Amendment No. 4 to the Registration Statement on
                 Form N-1A
    FILING DATE: February 26, 2007

Dear Mr. Oh:

     This letter is in response to oral comments provided to the undersigned by Sonny Oh of the staff of the Securities and Exchange Commission (the "Commission"), regarding the post-effective amendment to the registration statement (the "Registration Statement") of the BB&T Variable Insurance Funds (each a "VIF" or a "Fund" and, collectively, the "Trust") filed on February 26, 2007. These comments and responses thereto are set forth below.

     Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that staff comments or changes in response to staff comments with respect to the Trust's Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

     Terms not defined herein are defined in the Registration Statement. Unless otherwise indicated, each comment below applies to the prospectus of each series of the Trust.

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Mr. Sonny Oh
April 24, 2007
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COMMENT 1(A)(I):    The preamble to the Risk/Return Bar Chart and Table includes a statement that "[t]he information does not reflect charges and fees associated with a separate account that invests in the Fund or an insurance contract for which the Fund is an investment option. These charges and fees will reduce returns." The second sentence should be revised to indicate that performance shown would be lower if such charges and fees were reflected.

RESPONSE:           This sentence has been revised and now states that: "If
                    these charges and fees were reflected, performance shown below would be lower."

COMMENT 1(A)(II):   The preamble to the Expense Example in the Fund Expenses
                    section of the prospectuses should state that if separate account or insurance contract fees had been included in the Expense Example, fees and expenses shown would have been higher.

RESPONSE:           The prospectuses, as filed, state that: "[The Expense
                    Example] does not reflect separate account or insurance contract fees and charges. If they had been included, the fees and expenses would have been higher." Thus, this language was not revised.

COMMENT 1(B):       In the Average Annual Total Return table in the Large Cap
                    VIF prospectus, a footnote indicates that "For periods prior to May 1, 2005, fund performance information appears for BB&T Large Cap Value Fund, the predecessor fund to BB&T
                    Large Cap VIF." This comment also applies to the Mid Cap
                    Growth VIF and the Capital Manager Equity VIF prospectuses.
                    For each prospectus, explain the basis on which the respective BB&T Fund is referred to as a "predecessor fund" for the respective VIF (i.e., a merger or otherwise), noting whether the transaction or other event involved a shareholder vote.

RESPONSE:           Each series of the Trust is the successor to a corresponding series of the Variable Insurance Funds (each, a "Predecessor
                    Fund" and collectively, the "Predecessor Funds") pursuant to an Agreement and Plan of Reorganization, dated April 29,
                    2005, in which all assets and liabilities of each Predecessor Fund were transferred to the corresponding Fund in exchange for shares of the corresponding Fund.
                    Shareholder approval of the reorganization was sought and obtained via a proxy statement that was filed on Schedule
                    14A with the Securities and Exchange Commission on March 17,
                    2005 (Def 14A, SEC Accession Number: 0000950152-05-002264,
                    Variable Insurance Funds (filer)). Neither the BB&T Special
                    Opportunities Equity VIF nor the BB&T Total Return Bond VIF include performance information for their respective
                    Predecessor Funds in the fund summary because they did not have one calendar year of performance prior to the reorganization. In addition, the BB&T Large Cap VIF, which changed its name on March 14, 2006 (Rule 497 supplement, SEC
                    Accession Number: 0000950152-06-002067, BB&T Variable
                    Insurance Funds (filer)), was known as the BB&T Large Cap
                    Value VIF at the time of the reorganization.

                    The footnote referenced above in Comment 1(b), which appears in the Mid Cap Growth VIF prospectus, the Large Cap VIF prospectus and the Capital Manager Equity VIF prospectus, has been revised to read as follows (new text is bolded below
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Mr. Sonny Oh
April 24, 2007
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                    for ease of review):

                    "For periods prior to May 1, 2005, fund performance information appears for the [BB&T Mid Cap Growth Fund], A SERIES OF THE VARIABLE INSURANCE FUNDS AND the predecessor fund to the [BB&T Mid Cap Growth VIF] PURSUANT TO A REORGANIZATION."

COMMENT 2:          With respect to the Capital Manager Equity VIF, confirm that the calculation of Acquired Fund Fees and Expenses, Other
                    Expenses and Total Annual Fund Operating Expenses complies with Item 3(f) of Form N-1A.

RESPONSE:           We have confirmed that the calculation of each expense
                    listed above complies with Item 3(f) of Form N-1A.

COMMENT 3(A):       In the "Market Timing/Short-Term Trading" section of the
                    prospectuses, the disclosure suggests that a Fund may or may not take action if market timing activity is detected. If this is true, disclose that fact and expand the risk disclosure in the last sentence of the first paragraph of this section to include the possibility that market timing may occur due to inaction by the Fund and that, as a result of technical limitations, some shareholders may be able to market time while others bear the effect of market timing activity.

RESPONSE:           The last sentence of the first paragraph in this section now reads as follows (new text is bolded below for ease of review):

                    "We cannot guarantee that we will detect every market timer due to the limitations inherent in our technological systems; AS A RESULT, SOME SHAREHOLDERS MAY BE ABLE TO MARKET TIME WHILE OTHERS BEAR THE EFFECT OF MARKET TIMING ACTIVITY."

COMMENT 3(B):       In addition to a Fund's right to close an account if market timing activity is detected, please explain, if applicable, any other types of restrictions that may be imposed on an account if market timing activity is detected, including application of restrictions to omnibus accounts, in accordance with Item 6(e)(4)(iii) of Form N-1A.

RESPONSE:           The Funds' disclosure regarding market timing has been
                    revised as follows (new text is bolded below for ease of review):

                    Excessive short-term trading or other abusive trading practices may disrupt portfolio management strategies and hurt Fund performance. Such practices may dilute the value of Fund shares, interfere with the efficient management of a Fund's investments, and increase brokerage and administrative costs. To prevent disruption in the management of the Fund due to market timing strategies, we have adopted certain policies and procedures. We reserve the right to close any account OR LIMIT EXCHANGE ACTIVITY FOR ANY ACCOUNT in which we have identified a pattern of excessive or abusive trading. We cannot guarantee that we will detect every market timer due to the limitations inherent in our technological systems; as a result, some shareholders may be able to market time while others bear the effect of market timing activity.
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Mr. Sonny Oh
April 24, 2007
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                    We will apply our policies and procedures consistently to
                    all Fund shareholders. We reserve the right to modify our policies and procedures at any time without prior notice as we deem in our sole discretion to be in the best interests of Fund shareholders, or to comply with state or federal legal requirements.

                    IN ADDITION, THE FUND MAY RESTRICT PURCHASES OR EXCHANGES OF FUND SHARES BY SHAREHOLDERS HOLDING AN ACCOUNT WITH A FINANCIAL INTERMEDIARY PURSUANT TO RULE 22C-2 SHAREHOLDER INFORMATION AGREEMENTS BETWEEN THE FUND AND FINANCIAL INTERMEDIARIES.

COMMENT 3(C):       With respect to the Capital Manager Equity VIF, state
                    whether the Fund may be more susceptible to market timing due to the nature of the Fund's investments (i.e., in international funds, which may be susceptible to time zone arbitrage, or in certain illiquid or thinly traded stocks or bonds, which may be susceptible to stale price arbitrage).

RESPONSE:           The Capital Manager Equity VIF does not believe that it is more susceptible to market timing activity due to the nature of its investments than other funds.

COMMENT 4(A):       In the Investment Adviser sub-section of the Management of the Fund section, describe the investment adviser's experience as an investment adviser and describe the advisory services provided to the Fund, in accordance with
                    Item 5(a)(1) of Form N-1A.

RESPONSE:           The following disclosure has been added to the Investment
                    Adviser sub-section of the Management of the Fund section of each prospectus:

                    "BB&T Asset Management employs an experienced staff of professional portfolio managers and traders who use a disciplined investment process that focuses on maximization of risk-adjusted investment returns. BB&T Asset Management and its predecessors have managed common and collective investment funds for its fiduciary accounts for more than 20 years. BB&T Asset Management currently manages discretionary accounts of more than $15.3 billion.

                    Through its portfolio management team, BB&T Asset Management makes the day-to-day investment decisions and continuously reviews, supervises and administers the Fund's investment programs"

COMMENT 4(B):       For those Funds that are managed by a committee, team or
                    other group of persons, provide a brief description of each team member's role on the committee, team, or other group, including a description of any limitations on the person's role and the relationship between the person's role and the roles of other persons who have responsibility for the day-to-day management of the Fund's portfolio.

RESPONSE:           The second paragraph in the Portfolio Manager sub-section of the Management of the
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Mr. Sonny Oh
April 24, 2007
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                    Fund section has been revised as follows (new text is bolded below for ease of review):

                    Subject to Mr. Schappe's oversight and guidance AS CHAIRMAN OF THE TEAM, the team members jointly discuss developments across the various market sectors and determine an appropriate allocation of fund assets between the Underlying Funds. MR. GHOLSTON IS RESPONSIBLE FOR SELECTING PARTICULAR INVESTMENTS ON A DAY-TO-DAY BASIS.

COMMENT 4(C):       With respect to the Special Opportunities Equity VIF and the
                    Total Return Bond VIF, provide information required by Item
                    5(a)(1) of Form N-1A with respect to the sub-adviser to the Fund.

RESPONSE:           The following disclosure has been added to the Investment
                    Sub-Adviser sub-section of the Management of the Fund section of the Special Opportunities Equity VIF prospectus
                    (new text is bolded below for ease of review):

                    "Scott & Stringfellow serves as the investment sub-adviser of the Fund pursuant to a Sub-Advisory Agreement with BB&T Asset Management. UNDER THE SUB-ADVISORY AGREEMENT, SCOTT & STRINGFELLOW MANAGES THE FUNDS, SELECTS THEIR INVESTMENTS, AND PLACES ALL ORDERS FOR PURCHASE AND SALES OF THE FUND'S SECURITIES, subject to the general supervision of the Board of Trustees and BB&T Asset Management in accordance with the Fund's investment objective, policies and restrictions. . .
                    .

                    FOR ITS SERVICES AND EXPENSES INCURRED UNDER THE SUB-ADVISORY AGREEMENT, SCOTT & STRINGFELLOW IS ENTITLED TO A FEE PAYABLE BY BB&T ASSET MANAGEMENT. THE FEE IS COMPUTED DAILY AND PAID MONTHLY AT AN ANNUAL RATE OF 0.40% OF THE FUND'S AVERAGE DAILY NET ASSETS OR SUCH LOWER FEE AS MAY BE AGREED UPON IN WRITING BY BB&T ASSET MANAGEMENT AND SCOTT & STRINGFELLOW."

                    The following disclosure has been added to the Investment Sub-Adviser sub-section of the Management of the Fund section of the Total Return Bond VIF prospectus (new text is bolded below for ease of review):

                    "IN CONSIDERATION FOR THE SERVICES PROVIDED AND EXPENSES ASSUMED UNDER THE STERLING CAPITAL INVESTMENT SUB-ADVISORY AGREEMENT, BB&T ASSET MANAGEMENT HAS AGREED TO PAY STERLING CAPITAL A FEE, COMPUTED DAILY AND PAID MONTHLY, AT AN ANNUAL RATE OF 0.25% OF THE FUND'S AVERAGE DAILY NET ASSETS OR SUCH LOWER FEE AS MAY BE AGREED UPON IN WRITING BY BB&T ASSET MANAGEMENT AND STERLING CAPITAL."

COMMENT 5:          Provide disclosure in response to Item 6(d) of Form N-1A
                    with respect to the Fund's policy regarding dividends and distributions.

RESPONSE:           A variation of the following disclosure, as modified
                    pursuant to each Fund's policy with respect to declaration and payment of dividends, is included in each Fund's
                    prospectus:
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Mr. Sonny Oh
April 24, 2007
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                    "All dividends and distributions will be automatically
                    reinvested unless you request otherwise. There are no sales charges for reinvested distributions. Income dividends for the Fund are declared and paid quarterly. Capital gains are distributed at least annually.

                    Distributions are made on a per share basis regardless of how long you've owned your shares. Therefore, if you invest shortly before the distribution date, some of your investment will be returned to you in the form of a distribution."

COMMENT 6:          In the Trust's Statement of Additional Information ("SAI"),
                    provide detailed disclosure regarding portfolio manager compensation, as required by Item 15(b) of Form N-1A.

RESPONSE:           The portfolio manager compensation section of the SAI has
                    been revised to read as follows:

                    BB&T ASSET MANAGEMENT

                    BB&T Asset Management utilizes the following incentive compensation plan for portfolio managers:

                    Portfolio Management compensation is based on both fixed and variable components. The fixed component is determined at the commencement of employment and subject to annual review. Variable compensation is divided into two parts. The first variable component is calculated based on pretax one-year and three-year fund performance (by asset class). The performance figures are ranked against a universe of approved peer funds/indexes, and measured on a relative percentile basis. The second variable component, a discretionary bonus pool, is determined based on various factors as determined by executive management. The factors include active support and promotion of funds marketing through various channels, management of personnel and other subjective criteria. All variable compensation is paid annually at plan year-end.

                    For investment professionals other than portfolio managers, such as investment analysts, a similar fixed compensation component is received. The variable component is calculated based on performance categories, designed to recognize meaningful performance to the team. The incentive plan is paid annually, based on plan year-end. As with the portfolio managers, BB&T Asset Management seeks to utilize the incentive compensation to investment analysts as a retention tool.

                    Portfolio managers are also eligible to participate in broad-based plans offered generally to BB&T employees, including retirement, 401(k), health, and other employee benefit plans.

                    STERLING CAPITAL

                    Sterling Capital offers investment professionals a compensation plan which has three components: (i) base compensation, which is linked to job function, responsibilities and experience, (ii) incentive compensation, which varies based on investment
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Mr. Sonny Oh
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                    performance and other factors determined by management, and
                    (iii) equity. The majority of potential total cash compensation consists of incentive compensation, which could ultimately make up more than half of the investment professional's compensation. Incentive compensation is based on performance of the portfolios managed by the portfolio manager in comparison to benchmarks appropriate for the various portfolios managed, and in comparison to peer groups. Firm/department leadership, compliance results, and other subjective criteria as determined by executive management are also considered in determining incentive compensation.

                    Certain investment professionals are also offered equity in Sterling's 30% owner. Membership interest is awarded based on long-term performance, leadership, potential for generating future growth of the firm, and other subjective criteria determined by management.

                    Incentive compensation and equity interests are used as retention tools in order to facilitate long-term commitments from key investment professionals.

                    Portfolio managers are also eligible to participate in broad-based plans offered generally to Sterling Capital employees, including retirement, 401(k), health, and other employee benefit plans.

                    SCOTT & STRINGFELLOW

                    Compensation Program

                    The elements of total compensation for Scott & Stringfellow portfolio managers are: fixed base salary, annual performance-based cash bonus, nominal stock compensation, and other benefits. These components are designed to provide a powerful incentive to achieve consistently superior investment performance. By design, portfolio manager compensation levels fluctuate -- both up and down -- with the relative assets under management.

                    Base Salary

                    Under the Scott & Stringfellow approach, like that of many asset management firms, base salaries represent a relatively small portion of a portfolio manager's total compensation. This approach serves to enhance the motivational value of the asset-based (and therefore variable) compensation elements of the compensation program.

                    Asset-Based Compensation

                    Scott & Stringfellow believes that the best interests of investors are served by recruiting and retaining exceptional asset management talent and managing their compensation within a consistent and disciplined framework that emphasizes pay for performance in the context of an intensely competitive market for talent. To that end, the portfolio manager incentive compensation is based on a formulaic compensation program.
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Mr. Sonny Oh
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                    Scott & Stringfellow's formulaic portfolio manager
                    compensation program focuses on assets under management, which is believed to create an indirect tie to absolute performance, as negative returns in any market environment could result in an outflow of assets. Portfolio managers work with all products under management and are compensated based on overall assets. A smaller discretionary element of portfolio manager compensation may include consideration of: financial results, expense control, profit margins, strategic planning and implementation, quality of client service, market share, corporate reputation, capital allocation, compliance and risk control, leadership, workforce diversity, technology and innovation. All factors are considered collectively by Scott & Stringfellow's management.

                    Cash Bonus

                    Performance-based compensation is distributed to portfolio managers primarily as cash. Typically, the cash bonus, when combined with base salary, represents more than 90% of total compensation for portfolio managers.

                    Stock Bonus

                    Some portfolio managers qualify for a nominal grant of stock options and/or restricted stock of BB&T Corporation stock, the parent of Scott & Stringfellow, based primarily on the discretionary elements discussed above. Paying a portion of annual bonuses in stock puts compensation earned by a portfolio manager for a given year "at risk" based on the organizations's ability to sustain and improve its performance over future periods.

                    The ultimate value of stock bonuses is dependent on future Company stock price performance. As such, the stock bonus aligns each portfolio manager's financial interests with those of BB&T's shareholders and encourages a balance between short-term goals and long-term strategic objectives. Management strongly believes that providing a small portion of competitive performance-based compensation in stock is in the best interests of investors and shareholders. This approach ensures that portfolio managers participate as shareholders in both the "downside risk" and "upside opportunity" of the Company's performance. Portfolio managers therefore have a direct incentive to protect the Company's reputation for integrity.

                    Other Benefits

                    Portfolio managers are also eligible to participate in broad-based plans offered generally to Scott & Stringfellow employees, including 401(k), health, and other employee benefit plans.

COMMENT 7(A):       Confirm and provide additional disclosure indicating that in all instances where non-public information is disclosed to third parties, the entity receiving the non-public
                    information is subject to a duty of confidentiality
                    including a duty not to trade on the
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Mr. Sonny Oh
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                    non-public information.

RESPONSE:           The following disclosure has been added to the SAI:

                    "In all instances in which non-public information is disclosed to third parties, the entity receiving the non-public information is subject to a duty of confidentiality under the federal securities laws, including a duty not to trade on the non-public information."

COMMENT 7(B):       Include, if applicable, policies and procedures of third
                    parties that the Fund uses, or that are used on the Fund's behalf, with respect to the disclosure of the Fund's portfolio securities to any person, in accordance with Item
                    11(f)(1) of Form N-1A.

RESPONSE:           The Trust has adopted its own policies and procedures
                    regarding disclosure of portfolio holdings. It does not use, nor does a third party use, additional policies and procedures with respect to disclosure of portfolio holdings.
                    In addition, disclosure in the SAI indicates that "[i]n all instances in which non-public information is disclosed to third parties, the entity receiving the non-public information is subject to a duty of confidentiality under the federal securities laws, including a duty not to trade on the non-public information."

COMMENT 7(C):       Describe in detail any procedures utilized in determining
                    that disclosure of portfolio holdings is in the best interests of shareholders, including procedures with respect to conflicts of interest, in accordance with Item
                    11(f)(1)(vi) of Form N-1A.

RESPONSE:           As stated in the SAI, the Funds' CEO or CFO is tasked with determining whether the disclosure of portfolio holdings in a given situation has a legitimate business purpose and is in the best interests of shareholders and with reporting disclosures periodically to the Board. Conflicts of interest among Fund shareholders, on the one hand, and those of the Fund's investment adviser, principal underwriter, or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other, are addressed through the imposition of a duty of confidentiality on recipients of information about the Funds' portfolio holdings.
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If you have any further questions or comments please call me at (202) 508-4667.

                                        Sincerely,


                                        /s/ Alyssa Albertelli
                                        ----------------------------------------
                                        Alyssa Albertelli